September 21, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Christopher Dunham

Re:	Capital Bancorp, Inc. Registration Statement on Form S-1 File No. 333-227172 Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Capital Bancorp, Inc. (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-227172) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on September 25, 2018, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 1,917 copies of the preliminary prospectus dated September 17, 2018, through the date hereof, to prospective underwriters, institutional investors, dealers and others.
The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC. STEPHENS INC.

By: KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Adam Tarvin
Name:	Adam Tarvin
Title:	Director

By: STEPHENS INC.

By:	/s/ Sandra Farmer
Name:	Sandra Farmer
Title:	Sr. Vice President

[Signature Page to Acceleration Request]